22003151

ISSION

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SEC FILE NUMBER
8-68475

SEC
Mail Processing
Section

MAR 0 1 2022

Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EDGELINE CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11726 San Vicente Blvd., Suite 610

(No. and Street)

Los Angeles, CA 90049

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louie Ucciferri	310-442-0596	lucciferri@edgelinecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DYLAN FLOYD ACCOUNTING AND CONSULTING

(Name – if individual, state last, first, and middle name)

20909 JUDAH LANE, NEWHALL, CA 91321

(Address) (City) (State) (Zip Code)

03/01/2016	6235
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EdgeLine Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Financial and Operations Principal

Notary Public

NOLEO PAGADUAN
Notary Public, State of Texas
Comm. Expires 09-07-2025
Notary ID 133315081

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Edgeline Capital LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edgeline Capital LLC, as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Edgeline Capital LLC, as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgeline Capital LLC, My responsibility is to express an opinion on Edgeline Capital LLC, financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgeline Capital LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit Edgeline Capital LLC,'s financial statements. The supplemental information is the responsibility of Edgeline Capital LLC,'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2022

I have served as the Company's auditor since 2019.

EDGELINE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	764,680
Accounts receivable		188,735
Prepaid expenses		850
Deposits - rent		7,866
Total assets	$	962,131

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		
Total liabilities		47,367
Member's equity		914,764
Total liabilities and member's equity	$	962,131

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2021

Revenues:	
Commissions	$ 3,580,590
PPP Loan	$ [illegible]
Other Income	55,000
Total revenues	3,832,590
Operating expenses:	
Employee compensation and benefits	1,346,520
Commission expense	1,144,805
Occupancy and equipment rental expense	183,900
Professional fees	190,557
Taxes and licenses (excluding income taxes)	3,430
Other expenses	86,637
Total expenses	2,955,849
Income before income taxes	876,741
Income taxes	6,800
Net income	$ 869,941

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

Balance at beginning of year	$	442,722
Additional paid-in-capital		0
Member's distributions		(397,899)
Net income		869,941
Balance at end of year	$	914,764

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income	$ 869,941
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	185,491
Decrease in accounts payable and accrued expenses	(268,400)
Net cash provided by operating activities	787,032
Cash flows from investing activities:	
	0
Cash flows from financing activities	
Additional paid-in-capital	0
Member's Distributions	(397,899)
Net cash provided by financing activities	(397,899)
Net increase in cash	389,133
Cash at beginning of year	375,547
Cash at end of year	$ 764,680

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$ 6,800
Cash payments for interest	$ -

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edgeline Capital, LLC (the "Company") is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of tax shelters or limited partnerships in primary distributions and in the secondary market, the private placement of securities, advisory services and the introduction of institutional investors and investment managers.

Regulatory Information

The Company was organized in the State of California on September 27, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. It is, and has been, a member of the Financial Industry Regulatory Authority ("FINRA") since December 16, 2010. Finally, it is also a member of the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Wholly Owned Subsidiary

The Company is a wholly owned subsidiary of Edgeline Capital Partners, LLC (the "Parent").

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2021.

At December 31, 2021 and periodically throughout the year, the Company has maintained balances in bank accounts in excess of federally insured limits.

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the accelerated method over the assets' estimated useful lives which range from 3 to 7 years.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Subsequent Events

Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 25, 2022. No transactions or events were found that were material enough to require recognition in the financial statements.

EDGELINE CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

(2) PROPERTY AND EQUIPMENT

The cost and related accumulated depreciation of property and equipment are shown in the following table.

Cost	$	12,144
Less accumulated depreciation		(12,144)
Net property and equipment	$	0

(3) INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is subject to a limited liability gross receipts tax, and an $800 minimum tax for California Tax purposes. The provision for these taxes during the year ended December 31, 2021 is shown in the following table.

Franchise tax	$	800
Gross receipts tax		6,000
	$	6,800

4) Paycheck Protection Program Funding

In May 2020, the Company received funding in the amount of $197,000 under the Paycheck Protection Program (PPP).The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), provides for loans to qualifying organizations for amounts up to 2.5 times the average monthly payroll expenses of the qualifying organization. The loans and accrued interest are forgivable provided the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, utilities, and certain other allowable expenses within a period of up to 24 weeks and maintains other designated thresholds.

The Company used the proceeds for purposes consistent with the PPP. The Company has elected to account for the PPP funding in accordance with FINRA recommendations. On May 22, 2021, the Company received notice that the SBA had fully forgiven the PPP loan.

5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2021 the net capital was $753,984 which exceeded the required minimum capital by $748,984. The aggregate indebtedness to net capital ratio was 0.0628 to 1.

(6) 401(K) PROFIT SHARING PLAN

The Company provides certain retirement benefits to its eligible employees under a Section 401(k) profit sharing plan (the "Plan"). Employees are eligible to participate in the plan if they are over 21 years of age and have completed one year of service with the Company. Employer contributions to the plan are discretionary but will not exceed 100% of the employees elective deferrals of compensation up to 3% of the employees compensation for the Plan year, plus 50% of the amount of the employee's elective deferral of compensation from 3% to 5% of the employee's compensation. Employee contributions vest 100% immediately. Employer contributions vest over six years at the rate of 20% per year beginning in year two. The Company incurred $37,882 in pension expense during the year ended December 31, 2021.

(7) COMMITMENTS & RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby the Company shall reimburse the Parent for certain costs and expenses associated with its office space. Based on the expense sharing agreement, the reimbursement of these expenses to the Parent is not mandatory and not an obligation of the Company.

The Company also rents additional space on a month to month basis for $1,773 a month, which can be terminated upon 30 days' notice. Total rent expense for the year was $118,931.

EDGELINE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2021

Total equity from statement of financial condition		$	914,764
Less non-allowable assets:			
Commissions Receivable	152,064		
Prepaid expenses	850		
Deposits - rent	7,866		
			160,780
Net capital		$	753,984

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Capital required (6 2/3% of aggregate indebtedness)	$	3,158
Minimum dollar net capital required	$	5,000
Net Capital requirement(Greater of two figures)	$	5,000
Excess net capital	$	748,984

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	47,367
Ratio of aggregate indebtedness to net capital		0.0628 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17a-5 Part II and the computation contained herein as of December 31, 2021.

EDGELINE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2021

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

EDGELINE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2021

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
Edgeline Capital LLC,

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Edgeline Capital LLC, (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) broker selling tax shelters or limited partnerships in primary distributions; (b) broker selling tax shelters or limited partnerships in the secondary market; c) private placement of securities; d) advisory services in connection with the above-mentioned activities; and e) providing introductions between institutional investors and investment managers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Edgeline Capital LLC,'s management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgeline Capital LLC,'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2022

I have served as the Company's auditor since 2019.

EDGELINE CAPITAL, LLC

EXEMPTION REPORT

DECEMBER 31, 2021

EdgeLine Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively, to: (a) broker selling tax shelters or limited partnerships in primary distributions; (b) broker selling tax shelters or limited partnerships in the secondary market; c) private placement of securities; d) advisory services in connection with the above-mentioned activities; and e) providing introductions between institutional investors and investment managers; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EdgeLine Capital, LLC

I, Louie Ucciferri, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Louie Ucciferri

Louie Ucciferri
Financial and Operations Principal

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Edgeline Capital LLC,

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Edgeline Capital LLC, and the SIPC, solely to assist you and SIPC in evaluating Edgeline Capital LLC,' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Edgeline Capital LLC,' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Edgeline Capital LLC,'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Edgeline Capital LLC, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2022

I have served as the Company's auditor since 2019.